UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Interim results for the six months to 30th June 2021 (Unaudited)

30 July 2021 Strong rebound, momentum and early strategic progress

Andy Bird, Chief Executive said:
"Pearson has made good strategic, operational and financial progress in the first half of 2021 leading to healthy revenue and profit growth in the period. This reflects a strong rebound from 2020 with encouraging momentum in the underlying business. We are pleased to declare an interim dividend of 6.3p for our shareholders.
"Today we have reached a significant milestone in our direct-to-consumer strategy with the launch of our new college app, Pearson+. This will provide learners with the accessible, flexible and affordable resources they need for success. It also enables us to create direct relationships with learners and to continue to engage with them as they move into their careers."
"Whilst there's still much to do in the second half, with the key back to school selling season ahead of us and notwithstanding ongoing COVID-related uncertainty in some of our major markets, we are moving with pace and purpose and we remain on track to meet current market expectations."

Highlights
Underlying revenue up 17% to £1,597m
● Global Online Learning up 25% driven by strong growth in US Virtual Schools; modest growth in OPM with good underlying growth offset by discontinued programs.
● Global Assessment grew 34% with growth across all divisions, following the closure of test centres and schools and exam cancellations in 2020.
● North American Courseware up 2%, driven by a recovery in Canada which more than offset a 2% decline in US Higher Education Courseware.
● International grew 8% with growth in courseware, clinical assessment and PTE following school, bookstore and test centre closures last year.
Adjusted operating profit of £127m, following loss of £(23)m in H1 2020
● Recovery with operating leverage from trading, cost savings, and favourable timing partially offset by inflation and FX.
● Adjusted EPS 10.5p (H1 2020: loss of (5.1)p).
● Net interest payable of £27m (H1 2020: £27m). Interest on borrowings increased slightly, offset by favourable timing and a one-off gain following the close out of interest rate swaps.
Strong balance sheet and cash flow with H1 net debt of £646m (H1 2020: £982m)
● Interim dividend of 6.3p declared (H1 2020: 6.0p), an increase of 5%.
● Available liquidity of approximately £1.4bn at the end of the period.
Statutory results
● Sales increased 7% to £1,597m (2020: £1,492m) reflecting underlying performance, partially offset by portfolio changes and currency movements.
● Statutory operating profit £9m in H1 2021 (H1 2020: £107m), with the decrease due to the profit on disposal of Penguin Random House in 2020 and restructuring costs in 2021 partially offset by improved trading and reduced intangible charges.
● Statutory EPS 2.3p (H1 2020: 6.3p).
Early strategic progress
● Implementation of new organisational structure with management team in place for H2.
● Strategic review of international courseware local publishing businesses progressed.
● Pearson+, our new college learning app for US students launched today:
o  Enables direct relationship with millions of students.
o  Accelerates recapture of secondary market.
o  Flexible and affordable subscription plans.
2021 outlook
● H2 revenue expectations broadly consistent with assumptions outlined on 8 March 2021*:
o  Virtual Learning revenue flat with enrolments in Virtual Schools broadly flat for 2021/22, and discontinued programs in OPM offsetting underlying growth.
o  Higher Education to decline as expected; less than seen in recent years.
o  School Assessment growth to offset performance in Professional Certification after strong H2 2020 due to pent up demand.
o  Ongoing growth in Workforce Skills.
o  English Language Learning impacted by continuing COVID-19 pressure on migration and mobility, with further local lockdowns in key market Australia and borders expected to remain closed until 2022.
o  International markets opening more slowly than hoped given new COVID-19 variants.
We continue to expect adjusted operating profit for FY21 to be in line with market expectations.**

Financial summary
£m	H1 2021	H1 2020	Headline growth	CER growth	Underlying growth
Business performance
Sales	1,597	1,492	7%	16%	17%
Adjusted operating profit/(loss)	127	(23)	652%	722%	858%
Operating cash flow	10	(214)
Adjusted earnings/(loss) per share (basic)	10.5p	(5.1)p
Dividend per share	6.3p	6.0p
Net debt	(646)	(982)
Statutory results
Sales	1,597	1,492
Operating profit	9	107
Net cash generated from / (used in) operations	79	(117)
Basic earnings per share	2.3p	6.3p

*Outlook commentary presented in our new divisions; the group will be managed and reported this way in the second half. ** Pearson VUMA published consensus on 3 March 2021; adjusted operating profit £377m at USD:GBP 1.36.

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

Contacts

Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7940 490 442 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Virtual event	Pearson's half year results virtual presentation today for investors and analysts from 0830 (BST). Register to receive login details: https://pearson.connectid.cloud/register/

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Balance sheet and cashflow
Net debt and cashflow. H1 net debt of £646m (H1 2020: £982m) including net lease liability of £530m. Net cash generated from operations was an inflow of £79m in 2021 compared to an outflow of £117m in 2020, with higher operating cash inflow and lower restructuring costs paid. Operating cash flow increased on a headline basis by £224m from an outflow of £214m in the first half of 2020 to an inflow of £10m in the first half of 2021. The increase is largely explained by the drop-through of increased trading profits, improved working capital and a reduction in capital expenditure.

Capital allocation. Our disciplined approach to capital allocation and to maintaining a strong balance sheet will play a major part in driving long-term growth. We will create further value through investing in the business, whilst being disciplined about returns on investment, delivering a sustainable and progressive dividend and returning any surplus cash to our shareholders.

Dividend. In line with our policy, the Board is declaring an interim dividend of 6.3p (2020: 6.0p) payable on 20 September 2021, an increase of 5%.

Executive changes
Mike Howells, currently Chief Strategy Officer and Interim President of Workforce Skills, is taking on the Workforce Skills role on a permanent basis. We will be looking to appoint a new Chief Strategy Officer in due course.

Anna Vikström Persson is stepping down as Chief Human Resources Officer, having helped deliver significant transformation and led efforts to increase our focus on diversity, equity and inclusion. We will be looking to appoint a new Chief Human Resources Officer in due course.

Operational review

£ millions	H1 2021	H1 2020	Headline growth	CER growth	Underlying growth
Sales
Global Online Learning	355	316	12%	25%	25%
Global Assessment	480	397	21%	34%	34%
North American Courseware	346	375	(8)%	2%	2%
International	416	404	3%	6%	8%
Total sales	1,597	1,492	7%	16%	17%

Adjusted operating profit/(loss)
Global Online Learning	48	24	100%	129%	129%
Global Assessment	147	71	107%	131%	131%
North American Courseware	43	36	19%	33%	33%
International	72	46	57%	57%	49%
Enabling Functions	(183)	(201)	9%	2%	2%
Penguin Random House	-	1	(100)%	(100)%	-
Total adjusted operating profit/(loss)	127	(23)	652%	722%	858%

See note 2 in the condensed consolidated financial statements for the reconciliation to the equivalent statutory measures.

Global Online Learning
Underlying revenue was up 25% with strong growth in Virtual Schools due to enrolment growth in the 2020/21 school year and growth in district partnerships, alongside modest growth in OPM. Headline revenue growth of 12% was lower due to FX.

Adjusted operating profit increased 100% in headline terms and 129% in underlying terms as the margin on sales growth more than offset investment in virtual schools, and improved marketing efficiency in OPM outweighed the impact of discontinued programs.

In Virtual Schools, revenue grew strongly due to growth in enrolments in Partner Schools for the 2020/21 school year as well as growth in US district partnerships. We continue to expect enrolments for the 2021/22 school year to be broadly flat, with fewer new applications (decline of 17%; 2020 - increase of 61%), as expected, following the surge in 2020, offset by good retention.

Five new full-time online, state-wide partner schools will be serving students in the 2021/22 school year. Combined with one contract exit this will bring the total number of partner schools to 47. Our state coverage is also expanding with the launch of a school in Rhode Island, bringing the total number of states to 30.

In OPM revenue grew slightly with good growth in partnerships in the UK and US offset by the ongoing impact of discontinued programs in the US and Australia. Underlying course enrolments (excluding discontinued programs) grew 11% with total course enrolments growing 7%.

Global Assessment
Underlying revenue was up 34% with growth across all divisions, following the closure of test centres and schools and exam cancellations in 2020. Headline revenue growth of 21% was lower due to FX.

Adjusted operating profit increased 107% in headline terms and 131% in underlying terms due to the impact of trading, at a good margin.

US Student Assessment revenue was up moderately on last year as following exam cancellations in 2020, reuse of materials and the shift of some testing to the fall weighed against a full rebound.
In Pearson VUE, sales rebounded strongly following test centre closures in Q2 2020. During H1, loosening restrictions on capacity and pent-up demand supported volume growth in our centres.  We continue to monitor and adhere to local health guidelines regarding social distancing measures. We saw growth in our OnVUE volumes from 580k at H1 2020 to 1.6m in H1 2021 driven by continuing strong demand from the IT sector. In H1, Pearson VUE signed 23 new agreements and renewed 34 existing contracts.

In US Clinical Assessment sales rebounded strongly with the reopening of schools and delivery of a backlog of special education assessments.

North American Courseware
North American Courseware underlying revenue grew 2%, driven by a recovery in Canada which more than offset a 2% decline in US Higher Education Courseware underlying revenue. Headline revenue declined 8% due to FX.

Adjusted operating profit increased 19% in headline terms and 33% in underlying terms due to sales flow through in Canada and cost savings.

In Canada underlying sales grew strongly following school and bookstore closures in Q2 2020, as well as a school funding increase earlier this year.

In US HE Courseware underlying sales declined 2%, in line with expectations, due to the continuation of trends seen in previous years, including further declines in print revenue.  In a seasonally lighter first half, we saw good growth in total units. We continued to see early signs of secondary market recapture, with growth in digital sales as learners opted for more affordable digital options in place of higher priced print products, and unit growth in eBooks and platform products which more than offset declines in print and bundle units. We continue to make good progress with our strategy of shifting from ownership to access, with Inclusive Access sales into non-profit institutions up 23%.

Q3 remains an important quarter and we expect similar trends as seen in recent years with further unbundling of packages and declines in print, albeit with a smaller impact.

We have today launched our new college learning app, Pearson+, for back to school 2021, as part of our strategy to build strong, long-term relationships with millions of students. The app provides a better user experience for students with enhanced functionality and will accelerate our recapture of the secondary market.  We have introduced a flexible and affordable subscription plan, pricing access to the app at $9.99/month for a Single eText or $14.99/month for Multi Access eText. Students will need to sign on for an initial minimum period of 4 months.

The majority of our Revel titles have now been enhanced with capabilities from the Pearson Learning Platform and we are starting to upgrade our MyLab and Mastering titles with these capabilities. We have also launched Interactive Labs, a new feature in some of our Mastering titles, a virtual science experience that replicates a lab environment.

International
Underlying revenue increased 8% with growth in courseware, clinical assessment and PTE following school, bookstore and test centre closures last year, with recovery slower in markets where pandemic conditions persist. Headline revenue growth of 3% was lower due to FX and the disposal of Pearson Institution of Higher Education which completed in February 2021.

Adjusted operating profit grew 57% in headline terms and 49% in underlying terms due to sales flow through from trading and cost savings.

School & HE Courseware grew strongly following school and bookstore closures in 2020, and a strong performance in South Africa due to timing of purchases in the first half.

Assessment revenues were up slightly as strong growth in Clinical in Europe was partially offset by a decline in School Assessment, where UK exam cancellations impacted general and vocational qualifications.

English courseware rebounded, driven by recovery in China with the re-opening of private language schools in 2021. PTE revenues grew strongly as test centres largely reopened, but remain under pressure due to reduced global mobility and border closures in our key market of Australia.

Enabling Functions
Enabling Functions were 9% lower in headline terms and 2% lower in underlying terms due to cost savings.
We show below our performance in the half under the new divisional structure announced on 8 March, which will become our primary operating segments in the second half when the implementation of our new organisation structure will be finalised. Pro forma actual and comparative financial information on this basis is included below and in the appendix of our results presentation today.

Pro forma financials - new divisions
£ millions	H1 2021	H1 2020	Headline growth	CER growth	Underlying growth
Sales
Virtual Learning	353	314	12%	25%	25%
Higher Education	358	391	(8)%	1%	1%
English Language Learning	89	78	14%	22%	22%
Workforce Skills	112	110	2%	4%	4%
Assessment & Qualifications	574	484	19%	29%	29%
Businesses under strategic review	111	115	(3)%	1%	10%
Total sales	1,597	1,492	7%	16%	17%

Adjusted operating profit/(loss)
Virtual Learning	14	(6)	333%	450%	450%
Higher Education	1	(28)	104%	111%	111%
English Language Learning	(11)	(16)	31%	19%	19%
Workforce Skills	34	38	(11)%	(13)%	(13)%
Assessment & Qualifications	97	10	870%	980%	980%
Businesses under strategic review*	(8)	(21)	62%	57%	53%
Total adjusted operating profit/(loss)	127	(23)	652%	722%	858%

* includes Penguin Random House in 2020
●
Virtual Learning revenue and adjusted operating profit increased 25% and 450% respectively in underlying terms, with movements as noted under Global Online Learning above.
●
Higher Education underlying revenue was up 1%, reflecting the same performance as for North American Courseware, excluding growth in Canada school courseware which is under strategic review. Adjusted operating profit grew 111% in underlying terms due to sales flow through and cost savings.
●
English Language Learning underlying revenue was up 22%, following the closure of test centres and private language schools in 2020. The adjusted operating loss improved given these better revenues.
●
Workforce Skills underlying revenue was up 4%, with growth in US GED more than offsetting a decline in UK BTECs due to exam cancellations. Adjusted operating profit declined 13% in underlying terms largely due to investment and timing.
●
Assessments & Qualifications underlying revenue grew 29%, with a slightly less strong growth rate than Global Assessment due to the inclusion of UK and International school assessment, which declined due to scope changes following exam cancellations. Underlying adjusted operating profit improved by 980% due to revenue increase at a good margin.
●
Businesses under strategic review grew underlying revenue 10% and improved adjusted operating loss by 53% in underlying terms, driven by COVID-19 recovery in international courseware.
FINANCIAL REVIEW

Operating result

Due to seasonal bias in some of the Group's businesses, Pearson typically makes a higher proportion of its sales and the majority of its profits in the second half of the year. Operating cash flow at the half year is a modest cash inflow reflecting the seasonal increase in working capital. In addition to this normal seasonality, the impact of COVID-19 has also affected the results in 2020 and 2021 as outlined above.

Sales for the six months to 30 June 2021 increased on a headline basis by £105m or 7% from £1,492m for the six months to 30 June 2020 to £1,597m for the same period in 2021 and adjusted operating profit increased by £150m or 652% from a loss of £23m in the first half of 2020 to a profit of £127m in the first half of 2021 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2021 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied when relevant. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2020 or 2021. Portfolio changes mainly relate to the sale of Pearson Institute of Higher Education ('PIHE') in 2021 and the sale of our remaining interest in Penguin Random House ('PRH') in the first half of 2020. Acquisitions, including Spotlight in 2021, had only a small impact on reported sales and profits.

On an underlying basis, sales increased by 17% in the first six months of 2021 compared to the equivalent period in 2020 and adjusted operating profit increased by 858%. Currency movements decreased sales by £141m and adjusted operating profit by £16m and portfolio changes decreased sales by £10m and increased adjusted operating profit by £3m. There were no new accounting standards adopted in the first half of 2021 that impacted sales.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Operating profit	9	107	411
Add back: Cost of major restructuring	85	-	-
Add back: Intangible charges	27	51	80
Add back: Other net gains and losses	6	(181)	(178)
Adjusted operating profit / (loss)	127	(23)	313

In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group's property portfolio. The restructuring costs in the first half of 2021 of £85m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There were no costs of major restructuring in 2020.

Intangible amortisation charges to the end of June 2021 were £27m compared to a charge of £51m in the equivalent period in 2020. This is due to a reduction in acquisition activity in recent years and additional intangible charges of £19m which were recorded in the first half of 2020 and are not repeated in 2021. Other net gains and losses in 2021 largely relate to the disposal of PIHE and in 2020 largely relate to the sale of the remaining interest in PRH.

The statutory operating profit of £9m in the first half of 2021 compares to a profit of £107m in the first half of 2020. The decrease in 2021 is mainly due to the gain on sale of PRH recognised in 2020 and restructuring costs in 2021 partly offset by improved trading profits and reduced intangible charges.

Net finance costs

Net interest payable to 30 June 2021 was £27m, compared to £27m in the first half of 2020. Interest on borrowings increased slightly but was offset by favourable timing and a one-off gain following the close out of interest rate swaps.

Finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements).

In the period to 30 June 2021, the total of these items excluded from adjusted earnings was a benefit of £22m compared to a charge of £45m in the first half of 2020. Finance income relating to retirement benefits decreased from £3m in the first half of 2020 to £2m in 2021 reflecting the comparative funding position of the plans at the beginning of each year and lower prevailing discount rates. In 2021, finance income relating to the revaluation of the K12 disposal proceeds of £5m was recorded compared to charges of £14m in the first half of 2020 (see note 16 to the condensed consolidated financial statements) and there were gains on long-term interest rate hedges and decreases in foreign exchange losses on unhedged inter-company loans and cash and cash equivalents in the first half of 2021 compared to the first half of 2020. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

Taxes on income in the period are accrued using the expected tax rates that would be applicable to forecast annual earnings. The reported tax on statutory earnings for the six months to 30 June 2021 was a benefit of £14m compared to a benefit of £13m in the period to 30 June 2020. In 2020 there was no tax payable relating to the PRH profit on sale. The tax on other items reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the period to June 2021 was 20% compared to an effective rate of 21% in the first half of 2020. This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. This benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment. For a reconciliation of the adjusted measure see notes 4 and 5 to the condensed consolidated financial statements.

The 2021 Budget in March this year announced an increase in the UK corporation tax rate to 25% with effect from 1 April 2023. This was substantively enacted on 24 May 2021. The UK corporation tax rate increase has resulted in an increase of £27m in the UK deferred tax liability associated with the UK Group pension plan asset position, this has been recognised in other comprehensive income. The UK corporation tax rate change is beneficial to the Group's forecast effective tax rate as it increases the value of certain UK tax attributes of the Group such as tax losses and it has reduced the H1 effective tax rate by 2%.

In the first half of 2021, there was a net payment of £121m of which £100m relates to the ongoing EU Commission investigation into whether certain aspects of the UK tax system constituted State Aid (see note 18 for further details). The Group expects to recover the funds in due course. The £100m is recognised as a current tax asset along with other tax receivables. In the six months to 30 June 2020 there were net tax repayments received of £20m, principally a result of repayments in respect of prior year items in the US and UK.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £41m at 30 June 2021 compares to a gain at 30 June 2020 of £154m. The loss in 2021 arises from an overall weakening of the currencies to which the Group is exposed and in particular the relative strength of the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar closing rate at 30 June 2021 was £1:$1.38 compared to the opening rate of £1:$1.37. At the end of June 2020, the US dollar rate was £1:$1.23 compared to the opening rate of £1:$1.32.

Also included in other comprehensive income at 30 June 2021 is an actuarial gain of £33m in relation to retirement benefit obligations. The gain arises largely from a decrease in liabilities driven by higher discount rates and experience gains, partially offset by losses in matching assets. The gain in 2021 compares to an actuarial gain at 30 June 2020 of £4m. There is a £36m tax charge related to retirement benefit obligations recognised in other comprehensive income, which is primarily driven by the change in the UK corporation tax rate from 19% to 25% in 2023 and increases the deferred tax liability held on the balance sheet.

Fair value gains of £22m have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income. No fair value gains were recognised in other comprehensive income at June 2020.

Cash flow and working capital

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 17 to the condensed consolidated financial statements). Operating cash flow increased on a headline basis by £224m from an outflow of £214m in the first half of 2020 to an inflow of £10m in the first half of 2021. The increase is largely explained by the drop-through of increased trading profits, improved working capital and a reduction in capital expenditure.

The equivalent statutory measure, net cash generated from operations, was an inflow of £79m in 2021 compared to an outflow of £117m in 2020. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable).

In the first half of 2021 there was an overall decrease of £465m in cash and cash equivalents from £1,113m at the end of 2020 to £648m at 31 June 2021. The decrease in 2021 is primarily due to repayments of borrowings of £167m, dividends paid of £102m, tax paid of £121m, interest payments of £33m, capital expenditure of £70m and repayments of lease liabilities of £36m. These were offset by the cash inflow from operations of £79m.

Working capital movements in the first six months of 2021 reflect the normal seasonal cash flows at this time of year and the improved trading position in 2021. In addition to the cash flows, the balance sheet values have decreased due to exchange, with the US dollar weakening over the first half of 2021. Working capital provisions continue to be an area of focus for the Group in the light of the impact of COVID-19 on trading with the main areas of focus being adequacy of inventory and bad debt provisions.

Liquidity and capital resources

The Group's net debt increased from £463m at the end of 2020 to £646m at the end of June 2021. The increase is largely due to tax, interest and dividend payments partially offset by the receipt of deferred proceeds from the K12 sale, cash generated from operations and the disposal of PIHE where cash disposed was more than offset by lease liabilities disposed.

In May 2021, the Group repaid the remaining €195m of its €500m Euro 1.85% notes.

As a result of the COVID-19 pandemic, in 2020, the Group took action to increase its liquidity including pausing the share buyback programme as outlined below and on 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030.

At 30 June 2021, the Group had approximately £1.4bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2025. In assessing the Group's liquidity and viability, the Board analysed a variety of downside scenarios including impacts from COVID-19 and other risks. Even under a severe downside case where further declines in profitability compared to 2020 and H1 2021 are modelled in H2 2021 and 2022, the Group would maintain liquidity headroom in excess of £700m and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts and no exposure to quoted equities. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £29m in the period to 30 June 2021 (30 June 2020: £30m) of which a charge of £31m (30 June 2020: £33m) was reported in adjusted operating profit and income of £2m (30 June 2020: £3m) was reported against other net finance costs.

The overall surplus on UK Group pension plans of £410m at the end of 2020 has increased to a surplus of £437m at the end of June 2021. The increase has arisen principally due to the actuarial gain noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £325m at the end of 2020 to a net asset of £358m at the end of June 2021.

Dividends

The dividend accounted for in the six months to 30 June 2021 is the final dividend in respect of 2020 of 13.5p. An interim dividend for 2021 of 6.3p was declared by the Board in July 2021 and will be accounted for in the second half of 2021.

Share buyback

The share buyback programme, announced in December 2019, commenced on 16 January 2020 and was paused on 23 March 2020 in order to protect liquidity from the impact of COVID-19. The original intention was to buyback approximately £350m of shares and at the date of pausing the programme approximately 30m shares had been bought back and cancelled at a cost of £176m. There are currently no plans to resume the share buyback programme. The nominal value of these shares, £7m was transferred to the capital redemption reserve.

Businesses held for sale and businesses disposed

In March 2021, the Group announced the sale of its interests in K12 Sistemas in Brazil. At 30 June 2021 the assets and liabilities of the K12 Sistemas have been classified as held for sale on the balance sheet.

In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. The strategic review is now largely complete. The related assets have been assessed in light of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' and they do not meet the criteria to be classified as held for sale.

In November 2020, the Group announced the sale of its interests in PIHE in South Africa. At the end of December 2020 the assets and liabilities of PIHE were classified as held for sale on the balance sheet. The sale completed on 5 February 2021 for nominal consideration realising a loss on disposal of £5m in 2021.

In December 2019, the Group announced the sale of its remaining 25% interest in PRH. The business was sold at the beginning of April 2020 for $675m realising a profit of £180m.

The cash inflow in the first half of 2020 relating to the disposal of businesses was £589m mainly relating to PRH and the deferred proceeds from the US K12 Courseware sale in 2019. In the first half of 2021, the cash outflow from disposals of £7m mainly relates to cash disposed with PIHE offset by deferred proceeds from the US K12 Courseware sale in 2019.

Principal risks and uncertainties

In the 2020 Annual Report, we set out our assessment of the principal risk issues that face the business under the headings: business transformation and change; products and services, talent; political and regulatory risk; testing failure; safety, safeguarding and corporate security; customer experience; business resilience; data; tax; information security and data privacy; intellectual property; compliance; and competition law. We also noted in our 2020 report and accounts that the Group continues to closely monitor developments related to the global COVID-19 pandemic. The COVID-19 pandemic has impacted our colleagues, customers and business in terms of revenue and profits. COVID-19 is expected to remain a primary global health and safety concern throughout 2021 and beyond. The Group's primary focus is on ensuring the safety and well-being of its employees, customers and learners. The Group has invoked its business resilience plans to help support its customers and maintain its business operations.

In 2020 we saw a significant trading impact as a result of COVID-19. The challenging impact of COVID-19 has been felt most acutely across our International and Global Assessment businesses due to test centre and school closures, exam cancellations, reduced global mobility and international economic pressure on spending. The ongoing uncertainty in 2021 gives rise to potential commercial risks that are actively being monitored by our business and finance teams. The impact from tougher lockdowns, increased infection rates and further operating constraints could impact trading across the Group.

The ultimate long-term impact of COVID-19 continues to be highly uncertain and cannot be predicted with confidence.

The principal risks and uncertainties are summarised below. The selection of principal risks will be reviewed in H2 alongside the Group's long term strategic planning process which will reflect the new strategy and organisation structure. However, these risks have not changed materially from those detailed in the 2020 Annual Report.

Business transformation and change

The accelerated pace and scope of our transformation initiatives increase our risk to execution timelines and to the business's adoption of change.

Products and services

Failure to successfully invest, develop and deliver innovative, market-leading global products and services that will have the biggest impact on learners and drive growth.

Talent

Failure to attract and retain the talent we need and to create the conditions in which our people can perform to the best of their ability.

Political and regulatory risk

Changes in governments, policy and/or regulations have the potential to impact business models and/or decisions across all markets.

Testing failure

Failure to deliver tests and assessments (e.g. for UK Qualifications, School Assessments and Pearson VUE) and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

Safety, safeguarding and corporate security

A variety of risks that can cause harm to our people, assets and reputation continue to evolve as our company does. While some risk has reduced due to outsourcing and divestiture, the diverse nature of our people's activities requires continued focus, resource and improvement to reduce the potential for harm.

The Pearson health and safety policy is approved annually and covers a range of activities, behaviours and requirements across the company.

Customer experience

Failure of either our current (or future) operations, supply chain or customer support to deliver an acceptable service level at any point in the end-to-end journey; or to accelerate Pearson's lifelong consumer, learner strategy.

Business resilience

Failure to plan for, recover, test or prevent incidents involving any of our products, customers and our businesses' locations. Incident management and technology disaster recovery plans may vary in ability/comprehensiveness across the Group.

Data

Inability to utilise our data to achieve market intelligence and increase productivity and efficiency, while managing market risk impacts arising from customer concerns around use of student data, may significantly affect management of our core operations and achievement of our strategy objectives.

Tax

Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, or other domestic governments' initiatives, including in response to the European Commission state aid decision regarding the UK Controlled Foreign Companies (CFC) exemption, results in a significant change to the effective tax rate, cash tax payments, double taxation and/or negative reputational impact.

Information security and data privacy

We have from time to time experienced, and may continue to experience in the future, security breaches of our systems despite our best efforts to prevent them. We also risk failure to comply with data privacy regulations and standards. The above could result in damage to the customer experience, our reputation, and a breach of regulations and financial loss.

Intellectual property

Failure to adequately manage, procure, protect and/or enforce IP rights (including trademarks, patents, trade secrets and copyright) in our brands, content and technology may impair the value of our core assets, or reduce profits.

Compliance

Failure to effectively manage risks associated with compliance (principally anti-bribery and corruption (ABC) and sanctions risk), including failure to vet third parties, resulting in reputational harm, ABC liability, or sanctions violations.

The Compliance & ABC policy is a group wide requirement that ensures colleagues and partners are compliant with our internal guidelines, regulatory and industry standards.

Competition law

Failure to comply with antitrust and competition legislation could result in costly legal proceedings and fines of up to 10% of global revenue; other financial consequences such as class actions, damages, void contracts could adversely impact our reputation.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2021

all figures in £ millions	note	2021	2020	2020
		half year	half year	full year

Continuing operations

Sales	2	1,597	1,492	3,397
Cost of goods sold		(838)	(848)	(1,767)
Gross profit		759	644	1,630

Operating expenses		(744)	(720)	(1,402)
Other net gains and losses	2	(6)	181	178
Share of results of joint ventures and associates		-	2	5
Operating profit	2	9	107	411

Finance costs	3	(31)	(88)	(107)
Finance income	3	26	16	50
Profit before tax	4	4	35	354
Income tax	5	14	13	(44)
Profit for the period		18	48	310

Attributable to:
Equity holders of the company		17	48	310
Non-controlling interest		1	-	-

Earnings per share (in pence per share)
Basic	6	2.3p	6.3p	41.0p
Diluted	6	2.2p	6.3p	41.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2021

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Profit for the period	18	48	310

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(41)	154	(109)
Currency translation adjustment on disposals	4	(70)	(70)
Attributable tax	-	-	(13)

Items that are not reclassified to the income statement
Fair value gain on other financial assets	22	-	14
Attributable tax	(5)	(2)	(6)

Remeasurement of retirement benefit obligations	33	4	(23)
Attributable tax	(36)	(1)	2
Other comprehensive (expense) / income for the period	(23)	85	(205)

Total comprehensive (expense) / income for the period	(5)	133	105

Attributable to:
Equity holders of the company	(6)	133	105
Non-controlling interest	1	-	-

Included within net exchange differences on translation of foreign operations are costs of hedging related to the time value of options of £nil (2020 half year: £4m, 2020 full year: £2m).

CONDENSED CONSOLIDATED BALANCE SHEET as at 30 June 2021

all figures in £ millions	note	2021	2020	2020
		half year	half year	full year

Property, plant and equipment		453	637	515
Intangible assets	11	2,686	3,008	2,742
Investments in joint ventures and associates		12	6	6
Deferred income tax assets		45	56	32
Financial assets - derivative financial instruments		34	47	45
Retirement benefit assets		437	438	410
Other financial assets		160	133	138
Trade and other receivables		137	312	223
Non-current assets		3,964	4,637	4,111

Intangible assets - pre-publication		875	917	905
Inventories		126	174	129
Trade and other receivables		1,147	1,087	1,118
Financial assets - derivative financial instruments		5	15	18
Current income tax assets		134	-	-
Cash and cash equivalents (excluding overdrafts)		648	687	1,097
Current assets		2,935	2,880	3,267

Assets classified as held for sale	10	18	-	73
Total assets		6,917	7,517	7,451

Financial liabilities - borrowings		(1,259)	(1,550)	(1,397)
Financial liabilities - derivative financial instruments		(31)	(65)	(40)
Deferred income tax liabilities		(103)	(43)	(62)
Retirement benefit obligations		(79)	(103)	(85)
Provisions for other liabilities and charges		(8)	(12)	(8)
Other liabilities	12	(61)	(67)	(80)
Non-current liabilities		(1,541)	(1,840)	(1,672)

Trade and other liabilities	12	(1,049)	(1,048)	(1,196)
Financial liabilities - borrowings		(156)	(292)	(254)
Financial liabilities - derivative financial instruments		(8)	(22)	(12)
Current income tax liabilities		(95)	(83)	(84)
Provisions for other liabilities and charges		(26)	(39)	(25)
Current liabilities		(1,334)	(1,484)	(1,571)

Liabilities classified as held for sale	10	(3)	-	(74)
Total liabilities		(2,878)	(3,324)	(3,317)

Net assets		4,039	4,193	4,134

Share capital		189	188	188
Share premium		2,622	2,616	2,620
Treasury shares		(7)	(17)	(7)
Reserves		1,225	1,396	1,324
Total equity attributable to equity holders of the company		4,029	4,183	4,125
Non-controlling interest		10	10	9
Total equity		4,039	4,193	4,134

The condensed consolidated financial statements were approved by the Board on 29 July 2021.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2021

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2021 half year
At 1 January 2021	188	2,620	(7)	18	53	388	865	4,125	9	4,134
Profit for the period	-	-	-	-	-	-	17	17	1	18
Other comprehensive income / (expense)	-	-	-	-	22	(37)	(8)	(23)	-	(23)
Total comprehensive income / (expense)	-	-	-	-	22	(37)	9	(6)	1	(5)
Equity-settled transactions	-	-	-	-	-	-	16	16	-	16
Tax on equity settled transactions	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares	1	2	(1)	-	-	-	-	2	-	2
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Release of treasury shares	-	-	7	-	-	-	(7)	-	-	-
Dividends	-	-	-	-	-	-	(102)	(102)	-	(102)
At 30 June 2021	189	2,622	(7)	18	75	351	781	4,029	10	4,039

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2021

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2020 half year
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the period	-	-	-	-	-	-	48	48	-	48
Other comprehensive income / (expense)	-	-	-	-	-	84	1	85	-	85
Total comprehensive income / (expense)	-	-	-	-	-	84	49	133	-	133
Equity-settled transactions	-	-	-	-	-	-	12	12	-	12
Tax on equity settled transactions	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	(7)	-	-	7	-	-	(176)	(176)	-	(176)
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	7	-	-	-	(7)	-	-	-
Dividends	-	-	-	-	-	-	(101)	(101)	-	(101)
At 30 June 2020	188	2,616	(17)	18	39	651	688	4,183	10	4,193

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2021

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2020 full year
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the period	-	-	-	-	-	-	310	310	-	310
Other comprehensive income / (expense)	-	-	-	-	14	(179)	(40)	(205)	-	(205)
Total comprehensive income / (expense)	-	-	-	-	14	(179)	270	105	-	105
Equity-settled transactions	-	-	-	-	-	-	29	29	-	29
Tax on equity settled transactions	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares	-	6	-	-	-	-	-	6	-	6
Buyback of equity	(7)	-	-	7	-	-	(176)	(176)	-	(176)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Release of treasury shares	-	-	23	-	-	-	(23)	-	-	-
Dividends	-	-	-	-	-	-	(146)	(146)	(1)	(147)
At 31 December 2020	188	2,620	(7)	18	53	388	865	4,125	9	4,134

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2021

all figures in £ millions	note	2021	2020	2020
		half year	half year	full year

Cash flows from operating activities
Net cash generated from / (used in) operations	17	79	(117)	450
Interest paid		(33)	(46)	(63)
Tax (paid) / received		(121)	20	2
Net cash (used in) / generated from operating activities		(75)	(143)	389

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(6)	(6)	(6)
Acquisition of joint ventures and associates	13	(5)	-	-
Purchase of investments		(1)	(4)	(6)
Purchase of property, plant and equipment		(31)	(30)	(53)
Purchase of intangible assets		(39)	(48)	(81)
Disposal of subsidiaries, net of cash disposed	14	(7)	58	100
Proceeds from sale of joint ventures and associates	14	-	531	531
Lease receivables repaid		6	13	41
Loans repaid by related parties		-	49	48
Interest received		3	13	13
Dividends received from joint ventures and associates		-	3	4
Net cash generated (used in) / from investing activities		(80)	579	591

Cash flows from financing activities
Proceeds from issue of ordinary shares		2	2	6
Buyback of equity		-	(176)	(176)
Purchase of treasury shares		(6)	-	(6)
Proceeds from borrowings		-	350	346
Repayment of borrowings		(167)	(230)	(230)
Repayment of lease liabilities		(36)	(43)	(92)
Dividends paid to company's shareholders		(102)	(101)	(146)
Dividends paid to non-controlling interest		-	-	(1)
Net cash used in financing activities		(309)	(198)	(299)

Effects of exchange rate changes on cash and cash equivalents		(1)	12	(2)
Net (decrease) / increase in cash and cash equivalents		(465)	250	679

Cash and cash equivalents at beginning of period		1,113	434	434
Cash and cash equivalents at end of period		648	684	1,113

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority and in accordance with UK-adopted IAS 34 'Interim Financial Reporting'. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2020 which were prepared in accordance with International Financial Reporting Standards (IFRS) in conformity with the Companies Act 2006 and IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies to the European Union. In respect of accounting standards applicable to the Group in the current period, there is no difference between IFRS in conformity with the Companies Act 2006, the UK-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2020 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. The 2020 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2021. The Group does not expect these to have a material impact.

In assessing the Group's ability to continue as a going concern for the period until 31 December 2022, the Board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2021 (weighted for probability of occurrence) as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled an impact from COVID-19 and other risks which in aggregate were significantly greater than seen in 2020 and H1 2021 continuing throughout H2 2021 to 2022.

At 30 June 2021, the Group had available liquidity of c£1.4bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2025. Even under a severe downside case where further declines in profitability compared to 2020 and H1 2021 are modelled in H2 2021 and 2022, the Group would maintain liquidity headroom in excess of £700m and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for a minimum of the next 12 months from the date of these financial statements. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2020 Annual Report. In 2021, the Group is undergoing a programme to simplify its property portfolio to occupy a significantly smaller square footage. The recoverability of right of use assets and in particular assumptions related to the ability to sublease leased assets in the future has become a key area of estimation. In addition, the Group continues to assess the impact of the uncertainty presented by the COVID-19 pandemic on the financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including the recoverable value of right of use assets and investment in finance lease receivable balances, financial instruments, in particular counterparty risk and hedge effectiveness, and working capital provisions including expected credit losses on trade and other debtors and inventory obsolescence. No material accounting impacts relating to the areas assessed were recognised in the first half of 2021. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The financial information for the year ended 31 December 2020 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2020 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2021 are unaudited but have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

2.     Segment information

The primary segments for management and reporting purposes are Global Online Learning (consisting of Virtual Schools and Online Program Management), Global Assessment (consisting of Pearson VUE, US Student Assessment and Clinical Assessment), North American Courseware (consisting of courseware and services businesses in the US and Canada) and International (consisting of the courseware and other businesses outside North America and including UK Qualifications and English). The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other corporate functions. In addition, the Group has separately disclosed the results from the PRH associate to the point of disposal in April 2020.

On 8 March 2021, the Group announced a new strategy including a new divisional structure. In the first half of 2021 the Group has continued to be managed on the basis of the structure set out above.

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Sales
Global Online Learning	355	316	697
Global Assessments	480	397	892
North American Courseware	346	375	894
International	416	404	914
Total sales	1,597	1,492	3,397

Adjusted operating profit
Global Online Learning	48	24	99
Global Assessments	147	71	245
North American Courseware	43	36	190
International	72	46	182
Enabling Functions	(183)	(201)	(404)
PRH	-	1	1
Total adjusted operating profit / (loss)	127	(23)	313

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

2.     Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Global Online Learning	Global Assessments	North American Courseware	International	Total

2021 half year
Courseware
Products transferred at a point in time	-	-	61	158	219
Products and services transferred over time	-	-	281	25	306
	-	-	342	183	525
Assessments
Products transferred at a point in time	-	49	-	35	84
Products and services transferred over time	-	431	-	160	591
	-	480	-	195	675
Services
Products transferred at a point in time	-	-	-	19	19
Products and services transferred over time	355	-	4	19	378
	355	-	4	38	397

Total sales	355	480	346	416	1,597

2020 half year
Courseware¹
Products transferred at a point in time	-	-	80	147	227
Products and services transferred over time	-	-	288	20	308
	-	-	368	167	535
Assessments
Products transferred at a point in time	-	39	-	22	61
Products and services transferred over time	-	358	-	164	522
	-	397	-	186	583
Services²
Products transferred at a point in time	-	-	-	26	26
Products and services transferred over time	316	-	7	25	348
	316	-	7	51	374

Total sales	316	397	375	404	1,492

1     Previous classifications within Courseware of 'Point in Time (Sale or Return)' and 'Point in time (other)' have been combined for 2020 half year as these two categories contained similar types of customers, risks and obligations.

2     2020 half year International revenue split between 'Services Over Time' to 'Services Point in Time' restated by £22m due to a change in classification of certain revenues within the Brazilian Sistemas Franchise business.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

2.     Segment information continued
all figures in £ millions	Global Online Learning	Global Assessments	North American Courseware	International	Total

2020 full year
Courseware
Products transferred at a point in time	-	-	261	409	670
Products and services transferred over time	-	-	621	75	696
	-	-	882	484	1,366
Assessments
Products transferred at a point in time	-	96	-	52	148
Products and services transferred over time	-	796	-	275	1,071
	-	892	-	327	1,219
Services
Products transferred at a point in time	-	-	-	44	44
Products and services transferred over time	697	-	12	59	768
	697	-	12	103	812

Total sales	697	892	894	914	3,397

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business including the results of discontinued operations when relevant and excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring.

In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group's property portfolio. The restructuring costs in the first half of 2021 of £85m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There were no costs of major restructuring in 2020.

Intangible amortisation charges to the end of June 2021 were £27m compared to a charge of £51m in the equivalent period in 2020. This is due to a reduction in acquisition activity in recent years and additional intangible charges of £19m which were recorded in the first half of 2020 and are not repeated in 2021.

Other net gains and losses in 2021 largely relate to the disposal of PIHE (£5m loss) and in 2020, largely relate to the sale of the remaining interest in PRH (£180m gain) and impairments of assets and other costs relating to the disposal of PIHE (£8m loss).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

2.     Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	Global Online Learning	Global Assessments	North American Courseware	International	Enabling Functions	PRH	Total
all figures in £ millions

2021 half year
Adjusted operating profit / (loss)	48	147	43	72	(183)	-	127
Cost of major restructuring	(2)	(2)	(17)	(1)	(63)	-	(85)
Intangible charges	(12)	(9)	-	(6)	-	-	(27)
Other net gains and losses	-	-	-	(6)	-	-	(6)
Operating profit / (loss)	34	136	26	59	(246)	-	9

2020 half year
Adjusted operating profit / (loss)	24	71	36	46	(201)	1	(23)
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(15)	(26)	-	(10)	-	-	(51)
Other net gains and losses	-	-	1	-	-	180	181
Operating profit / (loss)	9	45	37	36	(201)	181	107

2020 full year
Adjusted operating profit / (loss)	99	245	190	182	(404)	1	313
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(29)	(36)	-	(15)	-	-	(80)
Other net gains and losses	-	-	3	(5)	-	180	178
Operating profit / (loss)	70	209	193	162	(404)	181	411

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

3.     Net finance costs

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Net interest payable	(27)	(27)	(61)
Net finance income in respect of retirement benefits	2	3	6
Fair value re-measurement of disposal proceeds	5	(14)	26
Net foreign exchange gains / (losses)	1	(6)	(6)
Derivatives not in a hedge relationship	14	(28)	(22)
Net finance costs	(5)	(72)	(57)

Analysed as:
Finance costs	(31)	(88)	(107)
Finance income	26	16	50
Net finance costs	(5)	(72)	(57)

Analysed as:
Net interest payable reflected in adjusted earnings	(27)	(27)	(61)
Other net finance costs	22	(45)	4
Net finance costs	(5)	(72)	(57)

Net interest payable is the finance cost measure used in calculating adjusted earnings. Net finance costs classified as other net finance costs are excluded in the calculation of the Group's adjusted earnings.

Net finance income relating to retirement benefits is excluded as it is considered that the presentation does not reflect the economic substance of the underlying assets and liabilities. The Group excludes finance costs relating to acquisition and disposal transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing. In 2021 and 2020, the fair value re-measurement of disposal proceeds relates to proceeds from the US K12 disposal in 2019.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2021 and 2020, the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged inter-company loans and cash and cash equivalents. Losses on derivatives not in a hedge relationship represent the unrealised mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

4.     Profit before tax

all figures in £ millions	note	2021	2020	2020
		half year	half year	full year

Profit before tax		4	35	354
Cost of major restructuring	2	85	-	-
Other net gains and losses	2	6	(181)	(178)
Intangible charges	2	27	51	80
Other net finance (income) / costs	3	(22)	45	(4)
Adjusted profit / (loss) before tax		100	(50)	252

5.     Income tax

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Income tax benefit / (charge)	14	13	(44)
Tax benefit on cost of major restructuring	(21)	-	-
Tax (benefit) / charge on other net gains and losses	(10)	-	3
Tax (benefit) / charge on intangible charges	(12)	7	(22)
Tax charge / (benefit) on other net finance costs	5	(9)	4
Tax amortisation benefit on goodwill and intangibles	4	-	24
Adjusted income tax (charge) / benefit	(20)	11	(35)

Tax rate reflected in statutory earnings	(350.0)%	(37.1)%	12.5%
Tax rate reflected in adjusted earnings	20.0%	21.0%	13.7%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

In 2020, included within the tax charge relating to intangible charges above is a one-off charge of £17m relating to the impairment of a deferred tax asset associated with goodwill. If this item was excluded there would be a tax credit of £10m associated with intangible charges.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

6.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Earnings for the period	18	48	310
Non-controlling interest	(1)	-	-
Earnings attributable to equity shareholders	17	48	310

Weighted average number of shares (millions)	753.2	759.2	755.4
Effect of dilutive share options (millions)	3.4	0.0	0.0
Weighted average number of shares (millions) for diluted earnings	756.6	759.2	755.4

Earnings per share
Basic	2.3p	6.3p	41.0p
Diluted	2.2p	6.3p	41.0p

7.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2021 half year
Operating profit	2	9	85	6	27	-	-	127
Net finance costs	3	(5)	-	-	-	(22)	-	(27)
Profit / (loss) before tax	4	4	85	6	27	(22)	-	100
Income tax	5	14	(21)	(10)	(12)	5	4	(20)
Profit / (loss) for the year		18	64	(4)	15	(17)	4	80
Non-controlling interest		(1)	-	-	-	-	-	(1)
Earnings / (loss)		17	64	(4)	15	(17)	4	79

Weighted average number of shares (millions)								753.2
Weighted average number of shares (millions) for diluted earnings								756.6

Adjusted earnings per share (basic)								10.5p
Adjusted earnings per share (diluted)								10.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2020 half year
Operating profit / (loss)	2	107	-	(181)	51	-	-	(23)
Net finance costs	3	(72)	-	-	-	45	-	(27)
Profit / (loss) before tax	4	35	-	(181)	51	45	-	(50)
Income tax	5	13	-	-	7	(9)	-	11
Profit / (loss) for the year		48	-	(181)	58	36	-	(39)
Non-controlling interest		-	-	-	-	-	-	-
Earnings / (loss)		48	-	(181)	58	36	-	(39)

Weighted average number of shares (millions)								759.2
Weighted average number of shares (millions) for diluted earnings								759.2

Adjusted loss per share (basic)								(5.1)p
Adjusted loss per share (diluted)								(5.1)p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2020 full year
Operating profit / (loss)	2	411	-	(178)	80	-	-	313
Net finance costs	3	(57)	-	-	-	(4)	-	(61)
Profit / (loss) before tax	4	354	-	(178)	80	(4)	-	252
Income tax	5	(44)	-	3	(22)	4	24	(35)
Profit / (loss) for the year		310	-	(175)	58	-	24	217
Non-controlling interest		-	-	-	-	-	-	-
Earnings / (loss)		310	-	(175)	58	-	24	217

Weighted average number of shares (millions)								755.4
Weighted average number of shares (millions) for diluted earnings								755.4

Adjusted earnings per share (basic)								28.7p
Adjusted earnings per share (diluted)								28.7p

8.     Dividends

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	102	101	146

The directors are declaring an interim dividend of 6.3p per equity share, payable on 20 September 2021 to shareholders on the register at the close of business on 13 August 2021. This interim dividend, which will absorb an estimated £48m of shareholders' funds, has not been included as a liability as at 30 June 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

9.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2021	2020	2020
	half year	half year	full year

Average rate for profits	1.39	1.24	1.28
Period end rate	1.38	1.23	1.37

10.     Assets and liabilities classified as held for sale

The held for sale assets and liabilities in 2021 are the Group's interests in K12 Sistemas in Brazil following announcement of the sale in March 2021. The held for sale assets and liabilities in 2020 relate to the Group's interests in PIHE in South Africa. The sale of PIHE was completed on 5 February 2021 (see note 14).

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Property, plant and equipment	-	-	48
Intangible assets	3	-	-
Deferred income tax assets	1	-	-
Non-current assets	4	-	48

Intangible assets - pre-publication	6	-	-
Inventories	3	-	-
Trade and other receivables	5	-	6
Cash and cash equivalents	-	-	19
Current assets	14	-	25

Assets classified as held for sale	18	-	73

Financial liabilities - borrowings	-	-	(66)
Non-current liabilities	-	-	(66)

Trade and other liabilities	(3)	-	(5)
Financial liabilities - borrowings	-	-	(3)
Current liabilities	(3)	-	(8)

Liabilities classified as held for sale	(3)	-	(74)

Net assets / (liabilities) classified as held for sale	15	-	(1)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

11.     Non-current intangible assets

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Goodwill	2,073	2,253	2,094
Other intangibles	613	755	648
Non-current intangible assets	2,686	3,008	2,742

The Group has assessed its goodwill and intangibles for impairment triggers and concluded that a full goodwill impairment review is not required at June 2021. A trigger was identified in the Brazil CGU related to the planned disposal of part of the business. The Brazil CGU was split into two separate CGUs representing the retained business and the business held for sale. An impairment review has been undertaken on the retained Brazil CGU which resulted in no impairments being recorded. The Brazilian assets classified as held for sale were also considered for impairment and no impairment triggers were identified.

The Group's goodwill is most significant in Assessments, Virtual Schools and the more mature markets in the International business (including the UK and Europe, Australia and Asia Pacific territories). This follows impairments to goodwill and other intangibles in 2014, 2015 and 2016 in several of the Group's businesses in the International segment (principally in China, India, Brazil and South Africa) and across the Group's North American businesses.

The 2020 Annual Report sets out the sensitivity to impairment from reasonably possible changes in the key assumptions used in the impairment review. The discount rate, perpetuity growth rate and other assumptions used in the impairment review, including assumptions related to the COVID-19 pandemic, and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2020 Annual Report.  Certain of the Group's CGUs remain sensitive to reasonably possible changes in key assumptions, and a relatively small reduction in contribution, that could arise from longer-term disruption caused by the COVID-19 pandemic, may result in an impairment charge in any of these CGUs.

In the first half of 2020, some adjustments to other intangibles were made to adjust amortisation profiles and to impair assets relating to content, contract and trade mark intangibles in the Global Assessments and International businesses. The total adjustment to acquisition intangibles was £19m in the first half of 2020. There were no significant impairments to acquisition intangibles in the first half of 2021.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

12.     Trade and other liabilities

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Trade payables	(228)	(216)	(340)
Sales return liability	(59)	(78)	(86)
Accruals	(291)	(305)	(290)
Deferred income	(339)	(324)	(356)
Other liabilities	(193)	(192)	(204)
Trade and other liabilities	(1,110)	(1,115)	(1,276)

Analysed as:
Trade and other liabilities - current	(1,049)	(1,048)	(1,196)
Other liabilities - non-current	(61)	(67)	(80)
Total trade and other liabilities	(1,110)	(1,115)	(1,276)

The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future years.

The decrease in the sales return liability is largely due to the reduction in sales of physical products. Other reductions in trade and other liabilities are primarily due to the seasonality of the business, the timing of certain significant payments and favourable foreign exchange movements.

13.     Business combinations

In 2021, the Group made one small acquisition for total consideration of £4m. Details of the assets acquired and the consideration are shown in the table below. There were no significant acquisitions in 2020. The net cash outflow on acquisition of subsidiaries in 2021 also includes £4m (2020: £6m) relating to deferred payments on prior year acquisitions.

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Intangible assets	2	-	-
Net assets acquired	2	-	-
Goodwill	2	-	-
Total	4	-	-

Satisfied by:
Cash	2	-	-
Deferred consideration	2	-	-
Total consideration	4	-	-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

13.     Business combinations continued

The net cash outflow relating to acquisitions in the period is shown in the table below:

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Cash - current year acquisitions	(2)	-	-
Deferred payments for prior year acquisitions	(4)	(6)	(6)
Net cash outflow on acquisitions	(6)	(6)	(6)

In addition to the cash flows relating to subsidiaries above, the Group also acquired an associate for cash consideration of £5m.

14.     Disposals

In February 2021, the Group completed the sale of its interests in PIHE in South Africa resulting in a pre-tax loss of £5m. There were no other disposals in 2021 and additional losses of £1m relate to other disposal costs. In April 2020, the Group completed the sale of the remaining 25% interest in PRH resulting in a pre-tax profit of £180m. There were no other material disposals in 2020. Deferred proceeds relating to the K12 sale were received in 2021 and 2020 (see also note 16).

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Property, plant and equipment	(48)	-	-
Investments in joint ventures and associates	-	(418)	(418)
Trade and other receivables	(2)	-	-
Cash and cash equivalents (excluding overdrafts)	(21)	-	-
Trade and other liabilities	1	-	-
Provisions for other liabilities and charges	3	-	-
Financial liabilities - borrowings	67	-	-
Cumulative translation adjustment	(4)	70	70
Net assets disposed	(4)	(348)	(348)

Cash proceeds	-	531	531
Costs of disposal	(2)	(2)	1
(Loss) / gain on disposal	(6)	181	184

Cash flow from disposals
Proceeds - current year disposals	-	531	531
Proceeds - prior year disposals	16	61	105
Cash and cash equivalents disposed	(21)	-	-
Costs and other disposal liabilities paid	(2)	(3)	(5)
Net cash (outflow) / inflow from disposals	(7)	589	631

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

15.     Net debt

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Non-current assets
Derivative financial instruments	34	47	45
Trade and other receivables - investment in finance lease	105	166	112
Current assets
Derivative financial instruments	5	15	18
Trade and other receivables - investment in finance lease	16	32	18
Cash and cash equivalents (excluding overdrafts)	648	687	1,116
Non-current liabilities
Borrowings	(1,259)	(1,550)	(1,463)
Derivative financial instruments	(31)	(65)	(40)
Current liabilities
Borrowings	(156)	(292)	(257)
Derivative financial instruments	(8)	(22)	(12)
Net debt	(646)	(982)	(463)

Included in borrowings at 30 June 2021 are lease liabilities of £651m (non-current £581m, current £70m). This compares to lease liabilities of £860m (non-current £751m, current £109m) at 30 June 2020 and £752m (non-current £676m, current £76m) at 31 December 2020. The net lease liability at 30 June 2021 after including the investment in finance leases noted above was £530m (2020 half year: £662m, 2020 full year: £622m). Net debt excluding net lease liabilities was £116m (2020 half year: net debt £320m, 2020 full year: net cash £159m).

In May 2021, the Group repaid the remaining €195m of its €500m Euro 1.85% notes.

On 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030. The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in Connections Academy, BTEC and GED businesses to help achieve the United Nations' 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson's long-standing commitment to integrating social and environmental sustainability into the business.

In 2021, the movement on borrowings reflects the repayments of the 2021 Euro 1.85% notes and the disposal of lease liabilities related to PIHE. In addition, bonds maturing in the first half of 2022 have been reclassified from non-current to current borrowings. Movements on derivative liabilities reflect the close out of derivative positions related to the 2021 Euro 1.85% notes and movements in the mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

Full year 2020 net debt presented above includes borrowings of £69m and cash and cash equivalents of £19m which are included in assets and liabilities held for sale.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

16.     Classification of assets and liabilities measured at fair value
	Level 1	Level 2	---Level 3---		Total fair value
all figures in £ millions	FVTPL - Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL - Other receivables

2021 half year

Investments in unlisted securities	-	-	160	-	160
Other receivables	-	-	-	85	85
Cash and cash equivalents	75	-	-	-	75
Derivative financial instruments	-	39	-	-	39
Total financial assets held at fair value	75	39	160	85	359

Derivative financial instruments	-	(39)	-	-	(39)
Total financial liabilities held at fair value	-	(39)	-	-	(39)

2020 half year

Investments in unlisted securities	-	-	133	-	133
Other receivables	-	-	-	120	120
Cash and cash equivalents	47	-	-	-	47
Derivative financial instruments	-	62	-	-	62
Total financial assets held at fair value	47	62	133	120	362

Derivative financial instruments	-	(87)	-	-	(87)
Total financial liabilities held at fair value	-	(87)	-	-	(87)

2020 full year

Investments in unlisted securities	-	-	138	-	138
Other receivables	-	-	-	96	96
Cash and cash equivalents	93	-	-	-	93
Derivative financial instruments	-	63	-	-	63
Total financial assets held at fair value	93	63	138	96	390

Derivative financial instruments	-	(52)	-	-	(52)
Total financial liabilities held at fair value	-	(52)	-	-	(52)

There have been no transfers in classification during the year.

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as fair value through profit and loss (FVTPL) under IFRS 9 with the fair value movements recognised as finance income or cost.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

16.     Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of FVOCI investments is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed.

FVTPL - Other receivables relate to amounts due following the sale of the US K12 courseware business in March 2019. In the first half of 2021, the Group received $23m (£16m) as a partial repayment of the vendor note and the remaining receivable is now classified as a current asset.

Movements in fair values of level 3 assets and liabilities for FVTPL - other receivables are shown in the table below:

all figures in £ millions	2021	2020	2020
	half year	half year	full year

FVTPL - other receivables
At beginning of period / at acquisition	96	182	182
Exchange differences - OCI	(1)	13	(7)
Repayments	(16)	(61)	(105)
Fair value movements - income statement	5	(14)	26
At end of period	84	120	96

Movements in fair values of level 3 assets and liabilities for investments in unlisted securities are shown in the table below:

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Investments in unlisted securities
At beginning of period	138	122	122
Exchange differences - OCI	(1)	7	(4)
Additions	1	4	6
Fair value movements - OCI	22	-	14
At end of period	160	133	138

The market value of the Group's bonds is £815m (2020 half year: £1,002m, 2020 full year: £1,017m) compared to their carrying value of £763m (2020 half year: £979m, 2020 full year: £965m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

In August 2020, the IASB published 'Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)' with amendments that address financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments were effective for annual periods beginning on or after 1 January 2021, with earlier application permitted.

The Group has limited exposure to changes in the IBOR benchmark. At 30 June 2021, the Group holds interest rate and cross currency interest rate swaps (£34m assets in fair value hedge relationships and £31m liabilities of which £16m are in net investment hedge relationships), in addition the Group has a revolving credit facility which was not drawn on 30 June 2021. The Group's risk management strategy has not changed as a result of IBOR reform and the Group considers the impact of IBOR reform to be immaterial to the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

17.     Cash flows

all figures in £ millions	2021	2020	2020
	half year	half year	full year

Reconciliation of profit for the period to net cash generated from / (used in) operations

Profit for the period	18	48	310
Income tax	(14)	(13)	44
Depreciation, amortisation and impairment charges	187	165	317
Net loss / (profit) on disposal of businesses	6	(181)	(184)
Other net gains and losses	-	-	6
Net loss on disposal of fixed assets	4	2	2
Net profit on disposal of right of use assets including transfers to investment in finance lease receivable	-	-	(6)
Net finance costs	5	72	57
Share of results of joint ventures and associates	-	(2)	(5)
Net foreign exchange adjustment	2	1	(34)
Share-based payment costs	16	12	29
Pre-publication	(7)	(29)	(56)
Inventories	(4)	(1)	35
Trade and other receivables	18	100	(1)
Trade and other liabilities	(156)	(274)	(26)
Retirement benefit obligations	3	4	(1)
Provisions for other liabilities and charges	1	(21)	(37)
Net cash generated from / (used in) operations	79	(117)	450

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

17.     Cash flows continued

all figures in £ millions	note	2021	2020	2020
		half year	half year	full year

Reconciliation of net cash generated from / (used in) operations to closing net debt

Net cash generated from / (used in) operations		79	(117)	450
Dividends from joint ventures and associates		-	3	4
Purchase of PPE		(31)	(30)	(53)
Acquisition of new right-of-use lease assets		(9)	(46)	(61)
Net disposal of right-of-use lease assets including transfers to/from investment in finance lease receivable		-	-	18
Purchase of intangible assets		(39)	(48)	(81)
Costs paid for major restructuring		10	24	38
Operating cash flow		10	(214)	315
Operating tax (paid) / received		(21)	16	(10)
Net operating finance costs paid		(30)	(33)	(50)
Operating free cash flow		(41)	(231)	255
Non-operating tax (paid) / received		(100)	4	12
Cost paid for major restructuring		(10)	(24)	(38)
Free cash flow		(151)	(251)	229
Dividends paid (including to non-controlling interest)		(102)	(101)	(147)
Net movement of funds from operations		(253)	(352)	82
Acquisitions and disposals		(19)	579	619
Disposal of lease liabilities		67	-	-
Loans repaid		-	49	48
New equity		2	2	6
Buyback of equity		-	(176)	(176)
Purchase of treasury shares		(6)	-	(6)
Other movements on financial instruments		22	(29)	(29)
Net movement of funds		(187)	73	544
Exchange movements on net debt		4	(39)	9
Movement in net debt		(183)	34	553
Opening net debt		(463)	(1,016)	(1,016)
Closing net debt	15	(646)	(982)	(463)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2021

18.     Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constitutes State Aid. The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m (which does not include additional interest that would be due if this amount had to be repaid). In February 2021, the Group received Charging Notices requiring a payment on account of materially all of the alleged State Aid to be made. A payment of £100m was made in March 2021 and the Group expects to recover the funds in due course. The Group continues to be of the view that no provision is required in respect of this issue.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 785m (£114m) up to 30 June 2021, with additional potential exposure of BRL 97m (£14m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

19.     Related parties

In 2020, the Group disposed of its interests in PRH and therefore PRH is no longer a related party. Prior to the completion of the sale of PRH, the Group received dividends of £1m from PRH. Loans to PRH of £49m which were outstanding at 31 December 2019 were repaid at the point of disposal.

There were no other material related party transactions in 2021 or 2020 and no guarantees have been provided to related parties in the year.

20.     Events after the balance sheet date

In March 2021, the Group announced that it planned to simplify its property portfolio to occupy a significantly smaller square footage. The property simplification programme is ongoing. Decisions and actions have been taken in the post balance sheet period which will result in further impairments to the Group's right of use assets within the £130m estimate announced in March 2021. These impairments will be recorded in H2 2021.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance UK-adopted International Accounting Standard 34 'Interim Financial Reporting' and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:
●
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●
Material related party transactions in the first six months and any material changes in related party transactions described in the 2020 Annual Report.

The directors of Pearson plc are listed in the 2020 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

Vivienne Cox - resigned 30 April 2021
Michael Lynton - resigned 30 April 2021

A list of current directors is maintained on the Pearson plc website: www.pearsonplc.com.

By order of the Board

Andy Bird
Chief Executive
29 July 2021

Sally Johnson
Chief Financial Officer
29 July 2021

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Pearson plc's condensed consolidated interim financial statements (the "interim financial statements") in the Interim Financial Report of Pearson plc for the six-month period ended 30 June 2021 (the "period").  Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34 "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:
●
the condensed consolidated balance sheet at 30 June 2021;
●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●
the condensed consolidated statement of changes in equity for the period then ended;
●
the condensed consolidated cash flow statement for the period then ended; and
●
the explanatory notes to the interim financial statements.

The interim financial statements included in the Interim Financial Report of Pearson plc have been prepared in accordance with UK-adopted International Accounting Standard 34 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The Interim Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Financial Report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the Interim Financial Report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Interim Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

London

29 July 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 30 July 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary